U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                        FORM 10-SB12G/A-2


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                           BUSINESS ISSUERS
 UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF
1934


                         HerbalOrganics.com
             ---------------------------------------------
            (Name of Small Business Issuer in its charter)


             Nevada                    88-0471263
    ----------------------    ----------------------------------
   (State of incorporation)  (I.R.S. Employer Identification No.)


   7171 - 121st St. #108, Surrey, B.C., Canada          V3W 1G9
    ----------------------------------------------     --------
   (Address of principal executive offices)           (Zip Code)

              Issuer's Telephone Number:    (604) 649-5595


   Securities to be registered pursuant to 12(b) of the Act: NONE
     Securities to be registered pursuant to 12(g) of the Act:


                      COMMON STOCK $.001 PAR VALUE
                      ----------------------------
                           (Title of Class)

                                 PART I

ITEM 1. DESCRIPTION OF BUSINESS
-------------------------------
HerbalOrganics.com was incorporated in the State of Nevada on April 16, 1999 to engage in the online marketing and distribution of organic herbal supplements. We are a development stage company and have not yet commenced business operations or generated any revenues from operations. We have a going concern opinion from our accountants, however, existing cash in the bank and available credit may be insufficient to fund our cash flow needs for the next year. Given our limited resources and lack of operating performance, we may be unable to fully implement our proposed business plans until further funds are available either through the sale of our equity securities or through bank loans. As a result, be may be limited in the number of products we are able to offer in the initial launch of our website, currently projected for late Fall of 2002.

Background of the Industry
--------------------------
Due to the change in the awareness relating to health care, the world's population is gradually and increasingly switching to alternative and holistic means of medicine and treatment. This, in turn, relates directly to natural resources, land availability and nature's own "medicine chest". Herbal medicine is not meant as a replacement for modern, Western medicine, but must be able to co-exist with it on the road toward better human health.
The driving forces behind the booming interest in natural medicines are baby boomers who are fed up with high costs and ineffectiveness of conventional medical treatments. Fueling this discontent are new publications that are stinging indictments of the medical establishment, particularly its treatment of women. Their concerns have been an impetus behind the phenomenal growing natural alternative medicine movement. Treatments once scorned by the western medical establishment are gaining coverage from Health Maintenance Organizations, Insurance Companies and Health Alliances.

Proposed Product Line
---------------------
We intend to implement an uncompromising commitment to quality in our finished products, fully recyclable packaging and an appealing "HerbalOrganics" brand label design. Our products will be unique in that they will be 100% organic and animal-free, using only non-gelatin, vegetable-based encapsulation products of the highest quality. In addition, we intend to use 100% recyclable products for our label and bottles. Products that are certified organic are the only ones guaranteed to be free of genetically modified organisms. As consumer knowledge continues to increase about the side affects of herbicides, fertilizers and fumigation, we feel more and more consumers will turn to organic herbal supplements. Initially, we intend to focus on marketing the following products:

Astragulus, Blessed thistle, Burdock, Cayenne, Damiana,
Dandelion root, Echinacea, Echinacea cold war, Feverfew,
Garlic, Ginger, Ginkgo, Siberian Ginseng, Gotu kola,
Hawthorn, Licorice, Milk thistle, Nettles, Oregon Grape,
Red Raspberry, Red Clover, Saw palmetto, St. John's Wort and Valerian Root.

We have made tentative  verbal  arrangements with two
Canadian herb farms/wholesalers to supply our raw material only. Raw material will be shipped directly to our manufacturer (either Albi Imports or GRF Nutrition) for encapsulation and packaging.
We are still negotiating with these and other potential manufacturers at this time and have not yet entered into any final agreements. We are currently targeting the launch of our products and website in the Fall of 2002 at the Baltimore Expo East (Natural Products Trade Show) utilizing distributors' booths for displaying our products. We intend to use either
Super Nutrition or Tree of Life, which are the major distributors in the United States. Following the trade show, we plan on advertising in two magazines in September/October to follow up the launch from the Baltimore trade show. The proposed publications are Whole Foods and Natural Food Merchandiser, which are trade publications targeted to the supplement food retailer. We then intend to follow up our retail advertising in November and December 2002, by advertising in Organic Times and Healthy Living Magazines. We are also currently researching the possibility of co-op advertising with GNC (General Nutrition Centers), Whole Foods, Wild Oats/Capers and Good Earth markets.

Web Site
--------
We have obtained the domain name HerbalOrganics.com and are currently designing our website. We intend to focus the website content on "organic" health supplements and information related to the benefits of "organic". We also intend to design our website to provide a convenient and informative shopping experience for consumers desiring to purchase products that promote healthy living and provide links to other health-related information sources, as well as features from credible third-party sources designed to assist consumers in making informed decisions. We are continuing to contact suppliers and health providers to include information in "links" on our website that will be beneficial to our customers. We are also shopping for distributors and banks to process our orders in an efficient and cost-effective manner. We currently estimate that our web site will be operational and that we will be ready to begin taking orders sometime in late 2002. Until our website is launched, however, we will be unable to offer or sell any of our products.

 Initial Costs to Launch Business Operations
-----------------------------------------------
We estimate it will cost approximately $7,000 for the graphics, labeling, brochures and packaging of our initial product line, which will consist of approximately 10 to 15 products and $3,500 - $4,000 for the raw materials to make the initial product line. The initial product line will be chosen based on the cost of the herbs available at the time our website is ready for launch and we are ready to take orders. We estimate we will spend another $4,000 to $5,000 in advertising, marketing and promotion of our website and products after the website is completed and launched.

Internet Marketing and Distribution
-----------------------------------
The Internet is playing an increasingly significant role in communication, information and commerce. The functionality of the Internet makes it an attractive commercial medium by providing features and information that have been unavailable in the past. As the number of total Internet users grows, the number of online purchasers should also grow.

                               3


Using the Internet, we intend to offer a highly efficient solution that will allow our customers to research a large selection of products in the convenience and privacy of their own homes so that informed purchase decisions may be made. In addition, Management believes that the privacy of the Internet shopping and research experience will enable consumers to feel more comfortable in purchasing personal products. These benefits, together with the convenience of being able to shop 24 hours per day, seven days per week, the ability to reorder products easily and the availability of a large product selection, make the Internet an excellent distribution channel for our proposed products.

Our current plan is to purchase herbs from existing herb farms and wholesalers. Initially, we intend to enter into a subcontract with a distributor to ship its products. The dry, milled herbs would be shipped in bulk to a distribution center for processing, encapsulation, bottling and distribution.

We intend to target the international consumer market base by way of Internet, magazine and newspaper ads, network marketing and direct mail to market profile-selected mailing lists.
We intend to purchase Direct Mail Program survey/subscription lists from both Organic Times and Healthy Living. The purchase of these lists will be secondary to our focus on brokers/distributors, trade publications and consumer magazines.

 After our website is launched,  we intend to purchase
Direct Mail Program survey/subscription lists from both Organic
Times and Healthy Living. The purchase of these lists will be secondary to our focus on brokers/distributors, trade publications and consumer magazines.

 Once our website is launched and we begin taking orders, we also intend to establish 800 numbers to enable consumers to research products, analyze their specific needs, determine their personal herb needs and place orders. Operators equipped with computers would answer 800-dialed calls and assist customers with their needs. We intend to enter into a sub-contract with an 800 order-taking service to take the orders and a distribution center to fill and ship the orders, thereby minimizing our labor costs.

 In the future, we will also attempt to  publish
"newsletters", pamphlets, booklets and instructional materials, to disseminate proper information and testimonials about the nature and uses of herbs and herbology, along with information regarding new products in development. This material would be made available to both existing and potential new customers through our web-site and direct mail, on a cost-free basis

Sources of Revenue
------------------
The majority of revenues are expected to be derived from marketing supplements, however, we also intend to offer customized formulas for private labeling, bulk sales of raw material and consulting services. We also intend to distribute other manufacturers' products that are not in direct competition with our products and expect to receive commissions from those sales. Many of the smaller herbal supplement companies do not have sufficient resources or distribution channels for their products. We also expect to derive revenues from advertising through links to other companies that offer products/services/information and from banner advertising.

Competition
-----------
The vitamin and nutritional supplement market is highly fragmented and competitive. In addition, the online commerce market in which we intend to operate is new, rapidly evolving and highly competitive. We expect competition to intensify in the future because current and new competitors can launch websites at relatively low costs.

We will be competing with a variety of companies, including health/natural specialty retailers, drugstores, supermarkets and grocery stores and mass merchant retailers. Our competitors operate in one or more distribution channels, including online commerce, retail stores, catalog operations or direct selling, some of which are as follows:

Health/natural specialty retailers - This distribution channel is highly fragmented and includes local, regional and national chains, as well as catalog marketers and online retailers. The largest participant in this sector is General Nutrition Centers, which has a nationwide presence and a website. Another large competitor is NBTY, which sells exclusively private-label products through its Puritan's Pride and Nutrition Headquarters mail order catalogs and its Vitamin World retail stores. NBTY also sells through separate Vitamin World and Puritan's Pride websites. In addition, Rexall Sundown, a large manufacturer of vitamins and nutritional supplements, sells directly to consumers through both catalog and direct mail operations.

-	 Online Competitors - Two of the largest online distributors of vitamins and health supplements are www.MotherNature.com and www.GreenTree.com.

-	Drugstores -  This group consists mainly of national chains, such as Walgreen's and RiteAid. Most national chains have a limited online presence, if any. Others have recently acquired an online presence, as RiteAid did when it invested in www.drugstore.com. This category of competition currently offers a moderate selection of vitamins and nutritional supplements, but its primary focus on prescriptions and over-the-counter products.

-	Supermarkets and grocery stores - Competitors in this group
include all supermarkets, such as Safeway, Raleys, Albertsons and natural-food markets, such as Whole Foods and Wild Oats.
Some of these companies have entered the online market with a limited offering of vitamins and nutritional supplements;
however, this category has only offered a limited selection of vitamins and nutritional supplements.

-	Mass merchant retailers -  This competitive category is
dominated by companies such as Wal-Mart, Kmart and Target, which have extensive retail locations but limited online presence, if any. These chains offer attractive pricing on vitamins and nutritional supplements, but have limited selection at retail stores and offer little product information.

Many of our potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than us. Some competitors may develop products or services that are equal or superior to ours and may achieve greater market acceptance us. In addition, larger, more well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors or suppliers as the use of the Internet increases. We will be involved in intense competition with many of these major, well respected, international and well-known name-brand companies and such competition could adversely affect our ability to compete in the industry and could also adversely impact our business operations and revenues.

Trademarks and Proprietary Rights
---------------------------------
We do not currently have any registered patent or trademark protection for our name or proposed products; however, we assert claims of proprietary rights to our business systems, software, plans and operations.

Government Regulation
---------------------
The formulation, manufacturing, processing, packaging, labeling, advertising, distribution and sale of dietary supplements are subject to regulation by the FDA and FTC in the U.S. In particular, we will be suject to the rules and regulations of the Dietary Supplement Health and Education Act of 1994, which established a new statutory definition of "dietary supplements," which includes vitamins, minerals, herbs, amino acids and other dietary ingredients for human use to supplement the diet. A supplement that contains a new dietary ingredient not on the domestic market on October 15, 1994 requires a submission to the FDA of evidence of a history of use or other evidence of safety. Among other things, the statute prevents the further regulation of dietary ingredients as "food additives" and allows the use of "statements of nutritional support" on product labels.

Our business operations will also be subject to regulation by The Nutrition Labeling and Education Act of 1990, which prohibits the use of any health claim, which generally means any statement relating a substance to reducing the risk of disease, for any foods, including dietary supplements, unless the health claim is supported by "significant scientific agreement" and is pre-approved by the FDA. The FDA Modernization Act of 1997, which also amended the Federal Food, Drug and Cosmetic Act, relaxed this prohibition somewhat by permitting health claims based upon authoritative statements of specific scientific bodies without FDA pre-approval, but only following notification of the FDA. To date, the FDA has approved or accepted notification for only a limited number of health claims for dietary supplements.

A statement of nutritional support developed by a manufacturer or distributor of vitamins and nutritional supplements generally must carry a disclaimer in the labeling, stating that the claim "has not been evaluated by the FDA" and that the product "is not intended to diagnose, treat, cure or prevent any disease."

Also under the Dietary Supplement Health and Education Act, retailers are allowed to use "third-party literature" to educate customers in connection with product sales. The literature must be balanced, objective, scientific information about the use of the product. The literature must not be misleading, must be displayed or presented with other literature to present a balanced view, must not promote a particular brand and, if in a store, must be physically separate from the associated product. We intend to fully comply with this statute governing the use of third-party literature relating to content posted on our website and in our newsletters, pamphlets, books and other products.

Our vitamins and nutritional supplements and minerals must also comply with the adulteration and misbranding provisions of laws administered by the FDA. In addition, all ingredients must be safe and suitable for use. All mandatory label information must be presented in accordance with governing regulations, and no information may be false or misleading.

The FTC enforces against unfair acts or practices in commerce, including false or deceptive advertising of diet, health and nutritional supplements. Under the Federal Trade Commission Act and the policies published by the FTC to implement it, product claims must be properly substantiated and stated in a non-deceptive manner.

Because the Internet is relatively new, there is little law or regulatory guidance that clarifies the manner in which government regulation impacts online sales of vitamins and nutritional supplements. This lack of clarity lends uncertainty to the laws regulating online promotional claims and website structure, if any.

Executive Offices
-----------------
We currently conduct our business operations from the home of our President, Thomas C. Whalen, on a rent-free basis. As and when our business operations expand and it is needed, we will seek to lease office space from an unrelated third party at competitive market rates.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATION
--------------------------------------------------------
Plan of Operation
-----------------
As of the date of this registration statement, we have not yet commenced business operations, generated any revenues or expended any significant amount of money for research and development. We are currently in the development stage, and existing cash and available credit are insufficient to fund our cash flow needs for the next year. Thomas Whalen, our sole officer and director has committed to advancing operating costs through interest-free loans until we are able to generate revenues from business operations.

During the next 12 months, we intend to spend approximately
$15,000 on advertising, marketing and promotion of our products.
We estimate it will cost approximately $7,000 for the graphics, labeling, brochures and packaging of our initial products and $3,500 - $4,000 for the raw materials to make the initial products. We estimate we will spend another $4,000 to $5,000 in advertising, marketing and promotion of our website and products after the website is completed and launched. During the next
12 months, we do not intend to purchase any significant property or equipment.

The number of initial products offered will be decided based on the amount of cash available at the time we are ready to publish our website and launch our business plan. All costs associated with labeling, raw materials and packaging will fluctuate based on volume and market conditions at the time of launch; however, we anticipate our current cash in the bank will allow us to publish our website and launch our business operations in late Fall of 2002.

Results of Operations
---------------------
For the period from inception to December 31, 2001, we had no revenues and incurred net operating losses of $13,628 for general and administrative expenses, the majority of which were professional and accounting fees incurred in connection with the preparation and filing of our initial public offering documents. Net cash provided by financing activities for the period from inception to December 31, 2001 was $40,695, of which $40,000 were the proceeds received from our initial prublic offering.

In 2001, we raised a total of $40,000 in a public offering pursuant to an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended, in the State of Nevada. The offering was reviewed and approved for sale in the State of Nevada by the Nevada Securities Division in July 2000.

Our ability to continue as a going concern is wholly dependent on our ability to generate revenues or raise funds through the sale of our equity securities for use in administrative and investment activities.

Employees
---------
We currently have no employees and do not intend to hire any employees until such time as business operations are launched and they expand significantly enough to require employees. Our sole officer and director devotes full time to our business and has agreed to continue to do so without cash compensation until such time as revenues are generated from business operations.
 Mr. Whalen will run the daily operations and monitor the website on a full-time basis.


ITEM 3.   DESCRIPTION OF PROPERTY
---------------------------------
We do not own any property. We are currently using the home office of our President, Thomas C. Whalen, in Surrey, BC, Canada V6C 1J9, on a rent-free basis. At such time as these premises are no longer sufficient for our business operations, we will lease larger office space in Surrey or Vancouver, B.C., at competitive market rates.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT
-----------------------------------------------------------
The following table sets forth certain information regarding our Common Stock beneficially owned on December 31, 2001, for (i) each shareholder known by us to be the beneficial owner of five (5%) percent or more of our issued and outstanding Common Stock,
(ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. At December 31, 2001, there were 1,800,000 shares of our Common Stock issued and outstanding.

Name and Address         Amount and Nature of
 of Beneficial                Beneficial            Percent of
   Owner (1)                 Ownership (2)            Class
----------------        ---------------------       ----------
Thomas C. Whalen             1,000,000 Direct		56%
7171 - 121st St. #108
Surrey, BC, Canada V3W 1G9
--------------------------
All Executive Officers and
Directors as a group
(1 person)                   1,000,000                56%

(1) The person named above, who is the only officer, director and principal shareholder of HerbalOrganics.com, may be deemed to be a "parent" and "promoter" of our company, within the meaning of such terms under the Securities Act of 1933, by virtue of his direct securities holdings. This person is the only "promoter" of our company.

(2) In general, a person is considered a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
EMPLOYEES
----------------------------------------------------------------
The following table sets forth the name, position and age of the sole executive officer and director of our company at this time. Directors are elected at the annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

Name                        Age      Position(s)
----                        ---      -----------
Thomas C. Whalen            40      President, Secretary,
                                    Treasurer and Director

Background of Officer and Director
----------------------------------
Thomas C. Whalen has been the President, Secretary, Treasurer and sole Director of our Company since October 1999. Since February 1997, he has also been an Independent Business Consultant/ Financial Advisor in Canada. He has extensive knowledge of the natural products industry. From October 1993 to January 1997, he was Vice President Sales and Marketing for Sears Healthfood and Fitness, a department of Sears Canada. Averaging nine store openings a year, he increased the number of locations from a total of 15 to 37. Prior to his joining the organization, an average of only one and a half stores per year had been opened during the previous ten years of operations. In recognition of his achievements, he was awarded Outstanding General Management for the Operations of the company. He has since been hired to advise several supplement companies in the areas of sales and marketing. Mr. Whalen has strong management and organizational skills. He has over twenty-two years experience in marketing, promotion and management within the health food, fitness, electronics, computer, financial and medical industries. Mr. Whalen devotes approximately 25 hours per week to our business operations.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------
Mr. Whalen is not a party to any employment agreement with us and we presently have no pension, health, annuity, bonus, profit sharing or similar plans; however, we may adopt such plans in the future. There are presently no personal benefits available for our directors, officers or employees.

Mr. Whalen does not currently receive a salary or any cash payment for his services; however, he is reimbursed for any out-of-pocket expenses incurred on our behalf. Therefore, no summary compensation tables are included herein.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------
Thomas C. Whalen, our sole officer and director, has done work for several herbal supplement companies in the area of sales and marketing; however, he does not have any current affiliations with any of these or any other supplement companies at this time and has no intention of entering into any affiliations with any competitive supplementcompany in the future.

Mr. Whalen has committed to advancing fund to us for operating costs until such time as our business plans are operational; to date, he has advanced a total of $100 for operating costs.

In addition, we currently use the home office of Mr. Whalen, in Surrey, BC, Canada, on a rent-free basis.

We have not yet formulated a policy for the resolution of any conflicts should they arise.

ITEM 8. DESCRIPTION OF SECURITIES
---------------------------------
At December 31, 2001, there were 1,800,000 shares of our common stock issued and outstanding.

Common Stock
------------
The authorized capital stock of HerbalOrganics.com consists of 25,000,000 shares of Common Stock, par value $.001 per share and 10,000,000 shares of Preferred Stock, par value $.01 per share. The holders of both Common and Preferred Stock shall (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets available for distribution to holders of our Stock upon liquidation, dissolution or winding up of our business affairs;
(iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Stock now outstanding are fully paid for and non-assessable. Reference is made to our Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative Voting
---------------------
The holders of shares of our Common and Preferred Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Cash Dividends
--------------
As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into our business.

Reports
-------
We will furnish audited annual financial reports to stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports, reviewed by our independent accountants.

Stock Transfer Agent
--------------------
Our stock transfer agent is Transfer Online of Portland, Oregon, an independent stock transfer agency.


                           PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
--------------------------------------------------------------
At December 31, 2001, there were 28 shareholders of record of our Common Stock. Our Common Stock is currently quoted in the "pink sheets" under the trading symbol, "HBOG"; however, no trading has yet commenced.

ITEM 2. LEGAL PROCEEDINGS
-------------------------
To the best of our knowledge, there are no material legal proceedings filed or threatened against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------
Mark Bailey & Co., Ltd., independent chartered accountant, has been our only auditor since inception and there have been no disagreements between us and Mark Bailey & Co.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------
In April 1999, 1,000,000 shares of restricted Common Stock were issued to Thomas C. Whalen, our sole officer and director,in exchange for organizational services and expenses, proprietary rights, business plans and cash in the amount of $3,000 U.S. each, or $.003 per share. This transaction was conducted in reliance upon an exemption from registration provided under
Section 4(2) of the Securities Act of 1933, based upon the fact that the sale was made by us in a transaction not involving any public offering.

In January, 2001, a total of 800,000 shares of Common Stock were issued to 28 investors in exchange for $40,000 U.S., or $.05 per share, pursuant to an offering conducted under an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the Nevada Secretary of State Securities Division in June 2000. All of such shares were sold by the registered Agent of the Issuer in the State of Nevada to friends, family members, acquaintances and/or business associates of Mr. Whalen.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------
Pursuant to the Articles of Incorporation and By-Laws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.


                         PART F/S

Following are our audited financial statements for the years ended December 31, 2001 and 2000, prepared by Mark Bailey & Co.,
Ltd., our independent Certified Public Accounting firm.

                   HERBALORGANICS.COM, INC.

                (A DEVELOPMENT STAGE COMPANY)

                    FINANCIAL STATEMENTS

                     FOR THE YEARS ENDED

                     DECEMBER 31, 2001,

                            AND

                     DECEMBER 31, 2000,

                           WITH

                     AUDIT REPORT OF

                CERTIFIED PUBLIC ACCOUNTANTS

                     TABLE OF CONTENTS



Independent Auditors' Report            2

Balance Sheet                           4

Statements of Operations                5

Statements of Changes in Stockholders'
  Equity                                6

Statements of Cash Flows                7

Notes to Financial Statements           8

            Independent Auditors' Report



January 10, 2002

Board of Directors
HerbalOrganics.com, Inc.

We have audited the accompanying balance sheet of Herbalorganics.com, Inc. (a Company in the development stage) as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2001, and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Herbalorganics.com, Inc. (a Company in the development stage), as of December 31, 2001, and the results of its operations and its cash flows for years ended December 31, 2001, and 2000, in conformity with accounting principles generally accepted in the United
States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.
As described in Note 1 to the financial statements, the Company is in the development stage, and existing cash is insufficient to fund the Company's cash flow needs for the next year. These conditions raise substantial doubt about the Company's ability to continue as a going concern.
Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

              Mark Bailey & Co., Ltd.
              Reno, Nevada

            HERBAL ORGANICS.COM,INC.
          (A Development Stage Company)
                 BALANCE SHEET
               December 31, 2001

                    ASSETS
                    ======
                              December 31, 2001
                              -----------------
Cash	                         $     27,067

Deferred Tax Asset
(net of valuation allowance
of $4,634)	                          -
     			              ------------
Total assets	               $    27,067
                                 ============

       LIABILITIES AND STOCKHOLDERS' EQUITY
       ====================================
Current Liabilities
-------------------
Accrued issuance costs	         $     595
Advance from stockholder   	         100
	                         -----------
Total current and total liabilities    695
	                         -----------
Commitments and Contingencies	       -

Stockholders' Equity
--------------------
Preferred stock, $.01 par value,
10,000,000 shares authorized, no
shares issued and outstanding
Common stock, $.001 par value,
25,000,000 shares authorized,
1,800,000 shares issued and
outstanding	                        1,800
Additional paid in capital	     38,200

Deficit accumulated during the
development stage	                (13,628)

Total stockholders' equity	     26,372

Total liabilities and stockholders'
equity	                      $27,067


The Accompanying Notes are an Integral Part of
These Financial Statements.

                 HERBALORGANICS.COM, INC.
              (A Development Stage Company)
      For the Years Ended December 31, 2001 and 2000

                  STATEMENT OF OPERATIONS
                               Cumulative
                                 During       Year     Year
                               Development    Ended    Ended
                                  Stage     12/31/01  12/31/00
                               -------------------------------

Revenue                         $     -     $   -      $    -

General and Administrative      $ (13,628)  $ (11,165) $(2,463)
                                ------------------------------
Net loss before income taxes    $ (13,628)  $ (11,165) $(2,463)


Provision for income taxes            -         -            -
                                ------------------------------

Net Loss                        $ (13,628)  $ (11,165) $(2,463)
                                ==============================

Loss per share                  $   (0.01)  $   (0.01) $ (0.00)









The accompanying notes are an integral part of these financial statements.

                        HERBALORGANICS.COM, INC.
                     (A Development Stage Company)
             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             --------------------------------------------
  For the Years Ended December 31, 2001 and December 31, 2000

 	                             Additional
                      Common Stock    paid-in    Retained  Total
                    Shares   Amount   Capital	 Deficit   Equity
                    ---------------------------------------------

Shares issued to
an officer for cash
in April 1999      1,000,000 $1,000   $	2,000     $  -    $ 3,000

Net loss                                            -         -
                   ----------------------------------------------
Balance at
December 31, 1999  1,000,000  1,000    2,000        -      3,000

Net loss                                        (2,463)   (2,463)
                   ----------------------------------------------
Balance at
December 31, 2000  1,000,000  1,000    2,000    (2,463)      537

Shares issued
for cash in
January 2001         800,000    800   36,200         -    37,000

Net Loss                                       (11,165)  (11,165)
                   ---------------------------------------------
Balance at
December 31, 2001  1,800,000  1,800   38,200   (13,628)   26,372
April 30, 2000


The accompanying notes are an integral part of these financial statements.

                     HERBALORGANICS.COM, INC.
                   (A Development Stage Company)
                     STATEMENT OF CASH FLOWS
     For the Years Ended December 31, 2001 and December 31, 2000

                              Cumulative
                                During       Year      Year
                              Development    Ended     Ended
                                 Stage      12/31/01  12/31/00
                              --------------------------------
Cash Flows from
Operating Activities
--------------------
Net Loss                     $ (13,628)    $(11,165)  $(2,463)
Adjustment to
reconcile net loss to net:
 Increase in deferred
   Tax asset                    (4,634)      (3,797)     (837)
 Increase (decrease in
   Accounts payable)               -           (258)      258
 Increase in deferred
   Tax valuation allowance       4,634        3,797       837
                             ----------------------------------
Net cash used in
Operating activities           (13,628)     (11,423)   (2,205)
                             ----------------------------------
Cash Flows from
Financing Activities
--------------------
Proceeds received from
 Issuance of stock              43,000       40,000        -
Issue costs paid                (2,405)      (2,000)     (405)
Advance from stockholder           100           -         -
                             ----------------------------------
Net cash provided by
(used in) financing
activities                      40,695       38,000      (405)
                             ----------------------------------
Net Increase (decrease)
in cash                         27,067       26,577    (2,610)
Cash and cash equivalents
At April 16, 1999, December
31, 2000 and December 31, 1999     -            490     3,100
                             ----------------------------------
Cash and cash equivalents
At December 31, 2001 and
December 31, 2000             $ 27,067     $ 27,067   $   490
                              =================================

Non Cash and Supplemental Information:
-------------------------------------
The Company accrued $595 in issuance costs in January 2001.
No amounts were actually paid for either interest or income taxes
During the years ended December 31, 2001 and 2000.

The accompanying notes are an integral part of these financial statements.

                     HERBALORGANICS.COM, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                       December 31, 2001


1.  Organization and Significant Accounting Policies
------------------------------------------------
The Company was organized April 16, 1999, under the laws of the State of Nevada as Terlingua Industries, Ltd. It was formed to engage in the marketing and distribution of organic herbal supplements in an international market. The Company is in the development stage as its operations principally involve research and development, market analysis, and other business planning activities, and no revenue has been generated from its business activities. In January 2000 the Company changed its name to HerbalOrganics.com, Inc.

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently in the development stage, and existing cash and available credit are insufficient to fund the Company's cash flow needs for the next year. The sole officer and director has committed to advancing the operating costs of the Company interest free.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------
The company maintains a cash balance in a non-interest bearing bank account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. As of December 31, 2001, the Company held no cash equivalents.









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


                     HERBALORGANICS.COM, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                       December 31, 2001

Organization and Significant Accounting Policies (continued)
------------------------------------------------------------
Income Taxes
------------
The Company provides for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires an asset and liability based approach in accounting for income taxes.

Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes. Valuation allowances are provided against assets that are not likely to be realized. (See Note 2)

Year End
--------
The Company has selected December 31 as its fiscal year end.

Loss Per Share
--------------
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share". Basic loss per share for each period is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. As of December 31, 2001, the Company had no dilutive common stock equivalents such as stock options.

2. Federal Income Taxes
-----------------------
The Company recognizes deferred tax liabilities and benefits for the expected future tax impact of transactions that have been accounted for differently for book and tax purposes.

Deferred tax benefits and liabilities are calculated using enacted tax rates in effect for the year in which the differences are expected to reverse. The following is a schedule of the composition of the provision for income taxes:

                    HERBALORGANICS.COM, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                       December 31, 2001

2. Federal Income Taxes (continued)
----------------------------------

                        December 31, 2001   December 31, 2000
                        -----------------   -----------------
Current                    $  -0-              $   -0-
Deferred                      -0-                  -0-
                        -----------------   -----------------
Total provision for
   Income taxes               -0-                  -0-

The following is a schedule of the composition of the provision for income taxes:

                        December 31, 2001   December 31, 2000
                        -----------------   -----------------
Deferred noncurrent
Tax asset                   $ 4,364             $   837

Valuation allowance          (4,364)               (837)
                            --------            --------
Net deferred income tax     $   -0-             $   -0-

The net change in the valuation account was $3,797, and $837 for the years ended December 31, 2001, and 2000, respectively.

Deferred federal income taxes consist of future tax benefits attributed to loss carryforwards. The Company has available net operating loss carryforwards totaling $13,628, which expire in the years 2020 to 2021.

3. Related Party Transactions
-----------------------------
In April 1999, the President of the Company acquired 1,000,000 shares of the Company's common stock for $3,000 in cash.

A stockholder and officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred. The balance of the advance was $100 as of December 31, 2001.

4.	Fair Value of Financial Investments
-----------------------------------------
Financial Accounting Standards Board ("FASB") Statement No. 107, Disclosure About Fair Value of Financial Instruments," is a part of a continuing process by the FASB to improve information on financial statements. The following methods and assumptions were used by the Company in estimating its fair value disclosures for such financial instruments as defined by the Statement.

----------------------------------------------------
The carrying amount reported in the balance sheet for the advance from a stockholder approximates fair value at December 31, 2001, as it matures in less than one year.

5.   Stockholders' Equity
-------------------------
In April 1999, the President of the Company acquired 1,000,000 shares of the Company's common stock for $3,000 in cash.

In January 2001, a further 800,000 shares of the Company's common stock were sold to unrelated parties for $40,000, less $3,000 in issue costs.

                         PART III


Items 1 and 2.  Index to and Description of Exhibits
----------------------------------------------------


Exhibit No.	     Description		             Page No.
-----------     -----------             	       --------

   3(i)          Articles of Incorporation             28
                 and Amendments

   3(ii)          Bylaws                               31

   23             Consent of Accountant                52







                           SIGNATURES
                           ----------

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           HerbalOrganics.com

Date: June 4, 2002         By:/s/ Thomas C. Whalen, President,
		           Secretary, Treasurer and Director














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